PrimeCare Systems, Inc

56 Harrison Street, Suite 501, New Rochelle, NY 10801

Tel. (914) 576-8457   Fax. (914) 576-7821

January 10, 2007

Untied States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, D.C. 20549-0406

Attention: Daniel Lee,

Re:

PrimeCare Systems, Inc. (File No. 333-137702)

Registration Statement on Form SB-2

Filed September 29, 2006

Dear Mr. Lee:

This is in response to the comments contained in your letter of October 27, 2006.

Response to comments 1.

Please be advised that the notice pursuant to Rule 10b-17 was duly and timely filed.

Response to comment 2.

We have changed all of our references to the dividend distribution to clearly state that the distribution of the dividend to the shareholders will be made by Registrar and Transfer Company after this Registration Statement becomes effective, in accordance with the terms of the share purchase agreement and distribution agreement.

Response to comments 3 & 4.

The closing of the transaction contemplated by the share purchase agreement occurred on December 31, 2005, and prior thereto the shares (the AShares@, represented by one certificate) of PrimeCare Systems, Inc. (the ACompany@) have been deposited with Registrar and Transfer Company to hold for distribution to the UraniumCore shareholders of record as of December 29, 2005 (the ARecord Holders@), after the Shares have been registered under the Securities Act of 1933, as amended (the AAct@).  UraniumCore no longer has control over the Shares.  However, since the Shares have not been issued to the Record Holders, the Record Holders cannot transfer or exert any control over the Shares, therefore, the dividend distribution has not been completed.  The transaction was structured this way because Vavithis wanted to close on or before December 31, 2005.  Staff Legal Bulletin No. 4, which sets forth the SEC=s view as to whether a spin-off transaction would need to be registered under the Securities Act, does not deal with this fact pattern.   We believe that the Company may meet the criteria set forth in Staff Legal Bulletin No. 4, which would not require the Company to register the Shares under the Act.  However, to avoid any possible differing view, the Company is filing this Registration Statement prior to the distribution of the Shares to the Record Holders.

Response to comment 5.

The Company=s amended filing will be in paginated form.

PROSPECTUS COVER PAGE

Response to comment 6.

We have disclosed that the distribution to Record Holders will occur after the effectiveness of the registration statement.

Response to comment 7.

We have revised our statement regarding the federal tax consequences of the dividend to the Record Holders.  We cannot say that a “shareholder who receives PrimeCare Systems Inc. shares in the spin-off will generally be treated as receiving a taxable distribution in an amount equal to the fair market value of such shares on the distribution date.”  Since OCG Technology, Inc. (“OCGT”) has no accumulated earnings and profits as defined in Sec. 316 of the Internal Revenue Code (the “IRC”), the distribution, pursuant to Sec. 301 of the IRC, shall first be applied against and reduce the adjusted basis of the stock upon which it was issued ( the “Underlying Stock”) and to the extent it exceeds the basis of the Underlying Stock, it shall be a capital gain.  The Company has no knowledge of the Record Holders basis in their OCGT stock or other data that may be relevant to a shareholder’s tax liability.

PROSPECTUS SUMMARY

Response to comment 8.

The motivation for the transaction was that it inured to the benefit of the Record Holders, who were the shareholders of OCGT immediately before the transaction with Vavithis.  After  the closing of the transaction on December 31, 2005, the Record Holders owned stock in PrimeCare which was equal to their pro rata share of their ownership in OCGT plus PrimeCare received $275,000.00 and in addition they continued to own their OCGT/UraniumCore shares.  The reason for the spin-off of the Company was because one business was in the medical field and the other in the mining field.

Response to comment 9.

We do not believe that the prior transaction between OCGT and Centerstaging Musical Productions, Inc. (ACMP@) and its termination are relevant or appropriate for discussion in this current filing of PrimeCare.  The Agreement and Plan of Reorganization (the AAgreement@), between CMP and OCGT, was terminated by CMP pursuant to their exercise of a termination clause, which provided that either CMP or OCGT could terminate in the event that the Agreement had not closed on or before July 31,2005.  A condition of closing was that PrimeCare prior to distributing the dividend: (a) filed a registration statement, registering the shares to be spun-off, and (b) said registration statement became effective.  The Agreement was terminated before the filing became effective.  When the Agreement, between CMP and OCGT, was terminated, the reason for the spin-off ceased and therefore, PrimeCare withdrew the registration statement (File No. 333-124242).

OCGT was introduced to Luke Zouvas, counsel for Mr. Vavithis, during November 2005. OCGT had no direct contact or discussions with Mr. Vavithis.  PrimeCare has no contact with UraniumCore other than through its filings with the SEC.

There are several reasons for the delay in filing this registration statement. The Company filed a Registration of Securities on Form 10-SB (File No. 000-51830) and after reconsideration withdrew the filing on March 23, 2006, with the intention of filing this

Form SB-2.  The Company had experienced constant delays in getting audits timely completed by its Independent Registered Public Accounting Firm.  A major cause of the delays was the constant change of the audit Firms personnel. When we found that the current CPA in charge of the Company’s account, left the Firm, the Company decided to change its auditors. The Company sought and engaged a new firm and since the fiscal year ended June 30, 2006, was near at hand, the Company decided to complete the audit for the fiscal year before filing the registration statement.

Risk Factors

Response to comment 10.

We added the statement that "we do not believe that there are any unknown and contingent liabilities".

Response to comment 11 & 12.

We clarified by stating that currently our PrimeCare V9 and related medical technology products are not subject to regulation and approval by the U.S. Food and Drug Administration or any other agency of government.

We also removed the discussion of operating in other countries from this risk factor. We added a separate risk factor relating to international operations.

Response to comment 13.

We expanded this risk factor to include the revenues derived from PrimeCare V9 to date. We stated that the Company could not survive from the revenues derived from the Denise Austin Web site and that it can only survive from revenue to be derived from PrimeCare V9 and its related Web sites.  We do not believe that figuring out the percentages would give any greater impetus to the statement in view of the fact that we have no choice regarding the Denise Austin Web site.

Response to comment 14.

We modified the risk factor to state that currently our only license that can provide revenues is with Argentina and that agreement provides for PrimeCare to be paid in US$.   We had previously included the risk posed by such exposure to foreign currency exchange fluctuations and exchange controls. We will not receive revenue directly from sub-licenses of PrimeCare V9 in South America.  Our licensee will receive revenues from sub-licensees and remit our share of the fees to us.

Description of Business

Response to comment 15.

We do not understand why you were unable to access the Web sites. Both www.primecareontheweb.com and www.yourowndoctor.com are up and running.  You will need a password to get into PrimeCareOnThe Web.   Go to the “Physician Site” and as an ID use Acardio@ and as a password use Acardio@.  If you would like a demonstration of PrimeCare V9, we can arrange it, if you have Internet access.

Sales and Marketing

Response to comment 16.

  We are attempting to market PrimeCare V9 to some other countries, as well as, to medical group practices and others in the U.S.  We do not disclose who we are attempting to market the system to because we have had negative feed back in that regard from potential users.

The background to our license agreement with Telemedica, an Argentine company, arose when in late 2004.  Prof. Elias Hofman, M.D., a physician in Buenos Aires, after searching the Web for a electronic medical record that would overcome problems in the delivery of quality health care throughout Argentina, registered to use PrimeCare V9.  The Company introduced Nathan Nebbe, the son of a long time shareholder of the Company, to Dr. Hofman since Nathan was attempting to market PrimeCare V9 to a health care provider in Chile.  Nathan speaks Spanish fluently and traveled to Chile often..  This evolved into Nebbe Enterprises and Dr. Hofman organizing Telemedica to market PrimeCare V9 in Argentina, Chile, Brazil, Paraguay and Uruguay, a free trade association known as the Mercosur.

Response to comment 17.

To avoid repletion, we referred readers to “See “Liquidity and Capital Resources” in MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION” where we more fully discussed the terms of the license including the license fees to be paid for use of PrimeCare V9, which included “The license agreement provides that the fee to be charged to a sub-licensee shall be not less than four US dollars (US$4.00) per annum, per patient of each sub-licensee, without regard to the number of patient uses of the software during that year, unless PrimeCare agrees, in writing, to a lower fee.”  However, the following sentence was somehow omitted from the filed document “PrimeCare will receive 25% of the first $400,000 of fees, which will enable Licensee to recover the $60,000 and translation costs, and thereafter, PrimeCare will receive 50% of fees in excess of $400,000.”

To comply with your comment, we have now removed the reference and included the above in the discussion in Sales and Marketing.  The agreements referred to in your comment 18, provide that PrimeCare will retain ownership of the Spanish and Portuguese language versions of PrimeCare V9.

Response to comment 18.

 PrimeCare has two agreements relating to Telemedica: (a) the license granted to Telemedica and (b) an agreement with Nebbe Enterprises which provides that in consideration of Nebbe Enterprises paying PrimeCare $60,000 plus paying the costs of the translation to Spanish and Portuguese, PrimeCare will grant the license to Telemedica.  It was structured this way to satisfy Telemedica’s request.

Response to comment 19

PrimeCare is not, at this time, receiving any direct revenue from the University of Iowa.  However, the Company believes that our collaborations with the University of Iowa’s Carver School of Medicine will result in income to the Company in several ways:

(a)  The Diabetes Education and Assessment System (“IDEAS”) developed by Drs. Hartz and Bedell designed for use in research relating to, and ultimately to be used in, the treatment and education of diabetics has been redesigned as a PrimeCare™ V9 Questionnaire.  It is currently being translated into Spanish by Telemedica and when completed will be installed at the Gundersen Clinic in Lacrosse, Wisconsin and will be used by Telemedica in Argentina, where diabetes is a major problem.  Since IDEAS is now part of PrimeCare V9, PrimeCare V9 will be installed at the Gundersen clinic, which will give PrimeCare an excellent opportunity to expose them to the full system.  IDEAS is playing a central role in a request for a National Institute of Health grant being prepared by Dr. Hartz and his team.  If approved, PrimeCare will receive part of the grant funds for its use.

(b)  Dr. David Bedell runs the University of Iowa’s rural health clinic in Lone Tree, Iowa.  Dr. Bedell has installed the PrimeCare V9 System in the Lone Tree clinic.  Over 50% of the clinic’s patient base is Spanish-speaking patients.  Although, PrimeCare is not currently receiving any revenue from the University of Iowa, the use at the Lone Tree clinic will establish the efficacy and benefits of PrimeCare V9's use with Spanish-speaking patients.  The Lone Tree Clinic will become a reference site for potential PrimeCare customers.

We will qualify our comments to reflect the above in the prospectus.

Response to comment 20

PrimeCare obtained approval to interface with the University of Iowa's electronic medical records system through the efforts of Dr. Hartz and the assistance and approval of Erin L. DuFrane-Woods, RHIA, Associate Director, Health Information Management at the University of Iowa Hospitals and Clinics.  The approval was needed to enable PrimeCare V9s use by the doctors at the hospital and clinic.  The interface is accomplished by taking PDF output from PrimeCare V9as input to the Iowa medical record system.  The Company does not believe that the interface is material since it will not produce any revenues to the Company and has removed reference to it from the prospectus.

Outcomes Research

Response to comment 21

Use of the data from completed questionnaires for outcomes research should not raise privacy and HIPAA concerns because the patient medical data base was designed to facilitate construction of research data bases from the live clinical data.  This was accomplished through use of internal system-generated identifiers that link appropriate portions of the patient data together without reference to patient identity (name, address, etc.) or chart numbers. Use of these internal identifiers allows easy removal of all patient-specific identifying information (name, address, etc.) while still maintaining complete data integrity for research, yet guaranteeing total patient anonymity.  PrimeCare V9 is HIPAA compliant.  All patient medical data is encrypted during transmission.  Communications are conducted using approved secure SSL technology.  In addition, the patient data bases are maintained securely, not exposed to internet access, and no third party is allowed access to the storage facility.

Response to comment 22.

   At the present time the data bases do not contain sufficient data in any specific area to effectively perform outcomes research.  Data has to be obtained from significant numbers of patients that have the same medical problem or complaint through completed diagnostic questionnaires.  Thereafter, these patients must complete follow-up questionnaires over a period of time forming a medical database that can be analyzed in various ways to determine the effectiveness of different treatment plans and medications.  This is a potential income source which will come into being only after PrimeCare V9 becomes more widely used.

Competition

Response to comment 23

With respect to the third-party statements in the Company’s prospectus relating to information contained  the “Fact Sheet” of the Health Information Requests for Proposals, of the Office of the National Coordinator for Health Information Technology of the Department of Health & Human Services, dated June 6, 2005, and the quotes from the article appearing in the May 23, 2005, edition of the Wall Street Journal entitled “Software for Symptoms”, to expedite your review, we have clearly marked each source and highlighted the applicable portion or section containing the statistic or statement the Company made in the Registration Statement and cross-referenced it to the appropriate location in our prospectus and will fax same to you.   Both “articles” are publicly available without cost on the Internet.  The “Fact Sheet” can be found at http://www.os.dhhs.gov/healthit/documents/RFPfactsheet.pdf.  A copy is attached hereto as “Exhibit I” with our quote underlined and in bold typeface.

The Wall Street Journal article can be found at http://online.wsj.com/ad/article/oracle/SB111627938932135070.html?mod=sponsored_by_oracle or go to Google on the Internet and type in “Fact Sheet” and click “search”.  A copy is attached hereto as “Exhibit II” with our quote underlined and in bold typeface.

Response to comment 24.

We had no problem obtaining the  “Fact Sheet” using the hyperlink http://www.os.dhhs.gov/healthit/documents/RFPfactsheet.pdf..

Response to comment 25.

We have removed all hyperlinks to Web sites from the document.

Response to comment 26.

In response to your comment and to clarify our statement, we have added “physician” to the statement so that it now reads “PrimeCare™ V9 can actually reduce the physician time needed to collect and organize the patient-physician encounter documentation”.  PrimeCare V9 accomplishes this because the patient answers the questionnaire(s) without the physician being present.  Normally, the physician elicits the history of present illness by asking the patient questions.  PrimeCare V9 performs this task for the physician, thus reducing the physician time needed to collect and determine the history of present illness.

The Fitness Segment

Response to comment 27.

We stated that the relationship with DeniseAustin.com was terminated by the manager of the Web site and that we did not terminate the relationship.

Management's Discussion and Analysis or Plan of Operation

Response to comment 28.

We have added a discussion of the discontinued operations regarding the Denise Austin Web site and its future effect.  We do not understand your comment regarding Earth Decision.  We have not acquired Earth Decision or any new business.

Response to comment 29.

We removed “within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934" from the paragraph.

Response to comment 30.

The discussion of the Company’s liquidity and capital resources was changed to reflect your comments. The Dividend Distribution and Preferred Stock Issued were included in the discussion of the Share Purchase Agreement and the Distribution Agreement.  The Warrants were moved to the discussion of the line items, since it relates to research & development expenses and marketing, general and administrative expenses. Subsequent Events was moved to the Overview discussion before Results of Operations.

Response to comment 31.

We have elaborated on the reasons for the material changes to the Company’s results of operations.

Response to comment 32.

The discussion of the “stock-based compensation” expenses of $256,594 has been totally revised.  The amount was recalculated using Black-Sholes. Since PrimeCare’s common stock was  not publicly traded, the market value was determined by taking the difference between the closing price of OCGT on the record date, December 29, 2005 and the closing price on December 30, 2005. It is now $57,737 and has been charged to both research & development expenses and marketing, general and administrative expenses.  The increase in “amortization expense” has been explained.  Since PrimeCare was the wholly owned subsidiary of OCGT, PrimeCare previously never issued warrants.

Results of Operations for the year ended June 30, 2005.

Response to comment 33.

The comparison of the Results of Operations for the year ended June 30, 2005, has been removed

Liquidity and Capital Resources

Response to comment 34.

The discussion of certain line items was moved to its appropriate area.

Response to comment 35.

A discussion of the anticipated revenues from the Telemédica license has been added and the time frame for receiving anticipated revenues has been discussed.  The Spanish version of PrimeCare V9 was completed during the last calendar quarter of 2005.

Response to comments 36.

The discussion regarding the Liquidity and Capital Resources has been completely revised.

Response to comments 37.

The item referred to here is a credit line from the bank and has been fully paid and so disclosed.  We have not been able to get the document evidencing the credit line into a format that will enable it to be filed via EDGAR

Response to comments 38.

 As stated, PrimeCare issued 21,570 shares of Series A Preferred Stock in payment of $215,700 of promissory notes, assumed from OCGT.  This was OCGT’s debt, not PrimeCare’s and therefore did not appear on the Company’s June 30, 2005, balance sheet.  Per your Comment 30, this item does not belong in the discussion of Liquidity and Capital Resources and was moved to the following item discussion of the “Share Purchase Agreement and Distribution Agreement”.

Preferred Stock Issued.

Response to comment 39.

The time of issue of both preferred stock and warrants and the reasons for there issue has been included.

Share Purchase Agreement and Distribution Agreement

Response to comment 40.

The discussion of the purchase of Series F Preferred Stock has been expanded to include how the transaction gave the purchaser 95.5% of the Company’s voting stock.

Response to comment 41.

The one-to-one distribution ratio was determined to avoid the problems of fractional shares.  Pursuant to the provisions of the Certificate of Designation Creating Series C Preferred Stock of OCG Technology, Inc., in the event that the Board of Directors declares a dividend on Common Stock of the corporation, the holders of Series C Preferred Stock are entitled to dividends in an amount per share equal to one hundred (100) times of the amount per share of dividends distributable to the holders of the Common Stock.  At the time that the dividend was declared, the only issued and outstanding shares of OCGT entitled to a dividend were the 49,901,120 shares of Common Stock and the 200,000 shares of Series C Preferred Stock, which accounts for the dividend distribution of 69,901,120 common shares of PrimeCare.

Response to comment 42.

$187,500 is an error.  The correct amount is $215,700.  The total of the assumed liabilities is an aggregate of $440,469, which was correctly stated.  The typo was corrected.

Response to comment 43.

The assets of OCGT consisting of $43 were included in the prospectus.

Response to comment 44.

Jeffersonian Inc. was the firm that arranged the transaction and the amount of $175,000 was the fee paid for their services.

Management

Response to comment 45.

We believe that our disclosure conforms to the requirements of Item 401 of Regulation S-B.  We have stated the five year employment history of Edward C. Levine and Robert A. Shiver more clearly.

Summary Compensation Table

Response to comment 46.

Mr. Shiver has received no compensation. The disclosure for Edward C. Levine has been included in the Summary Compensation Table. Mr. Levine’s sole compensation was the warrants issued to him.

Options Grants in Last Fiscal Year

Response to comment 47.

The Company does not have a stock option plan.  Options were granted during the year ended June 30, 2006, for the first time in the history of the Company.

Aggregated Option Exercises in Last Fiscal Year

Response to comment 48.

To comply with your comment, the table “Aggregated Option Exercises in Last Fiscal Year” has been corrected to comply with the disclosure pursuant to Item 402(d) of Regulation S-B.

Response to comment 49.

Security Ownership of Certain Beneficial Owners and Management has been changed to comply with Item 403(b) of Regulation S-B and Rule 13d-3(d)(l)(A) under the Exchange Act.

Certain Relationships and Related Transactions

Response to comment 50.

Dennis Nebbe owns 1.07% of PrimeCare.  Nathan Nebbe is a son of Dennis Nebbe. Nathan and Dennis are the owners of Nebbe Enterprises LLC.  He is married and lives in the Chicago area.  His stock holdings in PrimeCare is 1.09%.

The Spin-off

Response to comment 51.

Prior to the spin-off, UraniumCore was OCGT.  The name was changed from OCGT to UraniumCore.  OCGT was a holding company immediately before the spin-off, which owned PrimeCare.

Response to comment 52.

The statement is correct.  All of the officers and directors of OCGT resigned at the closing.  Therefore, PrimeCare’s officers and directors who were OCGT shareholders as of the record date will receive their pro rata share of the dividend distribution.

Listing and Trading of the PrimeCare Systems, Inc. Shares

Response to comment 53.

The disclosure has been changed to reflect the current circumstances of the listing and trading of UraniumCore's shares.

Federal Income Tax Consequences.

Response to comment 54.

The basis for the statement that the spin-off transaction does not qualify as a tax-free distribution under U.S. federal tax laws has been elaborated upon to include “because it does not meet the requirements of Sec. 355 of the Internal Revenue Code, since no securities are being surrendered in connection with such distribution.”

Experts

Response to comment 55.

The statement has been corrected.

Where You Can Find More Information

Response to comment 56.

The address has been changed to that of your current offices.

Response to comment 57.

The disclosure required by Item 304 of Regulation S-B has been added following “Experts”.

Statement of Operations

Response to comment 58.

The footing of "Total Revenues" for the fiscal year ended June 30 2005, has been corrected to $8,359.

Response to comment 59.

Costs of revenues has been stated separately as per your comment

Response to comment 60.

The statement of operations for the year ended June 30, 2006, has been revised to include stock-based compensation within the same line items (i.e., research and development and selling, general and administrative expenses) to which cash compensation paid to those same parties would be classified.

Statements of Cash Flows

Response to comment 61.

The statement of cash flows for the year ended June 30, 2006, has been revised to comply with your comments.

Note 1 - Summary of Significant /Accounting Policies

Nature of Business

Response to comment 62.

Note 1 has been revised to include disclosure respecting treatment of expenses, if any, which our former parent company incurred on our behalf.

Note 4 -Software License Agreement and Deferred Income

Response to comment 63.

Interpretative Response to item d (License fee revenue) of section 3 (Delivery and Performance) of Topic 13: Revenue Recognition of the SEC Staff Accounting Bulletin: Codification of Staff Accounting Bulletin states in part “Upon inception of the license term, revenue should be recognized in a manner consistent with the nature of the transaction and the earnings process.”  As described in Note 4, the ten year license agreement has two applicable license fee percentages: (1) 25% during the first three years or until the gross revenues of Licensee derived from sub-licensees exceeds $400,000, whichever occurs first and (2) 50% during the remainder of the term of the license.  The agreement was designed this way to reduce licensees fees by $100,000 (i.e., an amount equal to 50% of the $60,000 initial payment plus the $140,000 estimated cost of translation of the software into both Spanish and Portuguese) during the first three years of the license term (or earlier if gross revenues of Licensee derived from sub-licensees exceeds $400,000).  Therefore, we believe that it is appropriate to recognize the $60,000 proceeds as revenues over three years.

Response to comment 64.

Note 7 has been expanded to comply with your comment.  See revised Management’s Discussion and Analysis or Plan of Operation for supplemental information requested.

Item 26. Recent Sales of Unregistered Securities

Response to comment 65.

Warrant issuances and the conversion of outstanding debt to shares of Series A Preferred Stock were included in Item 26, Sales of Unregistered Securities and the information required pursuant to Item 701 of Regulation S-B was included.

Response to comment 66.

With respect to each transaction disclosed in this section, the factual basis for reliance on Section 4(2) of the Securities Act or an exemption from registration has been included.  The date that the shares were split has been included.

Item 28 Undertakings

Response to comment 67.

Additional undertakings pursuant to Item 512 of Regulation S-B have been added.

Signatures

Response to comment 68.

The amended registration statement has been executed by principal financial officer and principal accounting officer in addition to the others.

Exhibit 5.1

Response to comment 69

There should have been no such reference, and the same has been deleted from counsel’s Opinion.

Response to comment 70

The Opinion should not have stated the same in that manner and the same has been deleted by counsel.

Consents of Independent Public Accounting Firm

Response to comment 71

The filing includes currently dated consents that refer to the audit reports contained in the filing.

After review, please advise if you agree that our responses adequately comply with disclosure requirements and advise us of the steps we should take.

Very truly yours,

PrimeCare Systems, Inc.

By:

Edward C. Levine,

Board Chairman

Exhibit I

FACT SHEET

Health Information Technology Requests for Proposals

June 6, 2005

Overview

On April 257, 2004, President Bush called for widespread adoption of interoperable electronic health records (EHRs) within 10 years, and also established the position of

National Coordinator for Health Information Technology.

On July 21, 2004, HHS issued a Framework for Strategic Action: The Decade of Health

Information Technology: Delivering Consumer-centric and Information-rich Health Care. The

Framework outlined four goals and twelve corresponding strategies for achieving the

President’s goal for widespread adoption of health information technology (IT).

On November 15, 2004, the Office of the National Coordinator of Health

Information Technology (ONCHIT), within the U.S. Department of Health and

Human Services (HHS), published a Request for Information (RFI) which sought public comment on how to best develop an Internet-based nationwide health information network (NHIN) to achieve widespread interoperability of health IT.

The RFI was titled “Development and Adoption of a National Health Information Network.”

HHS received more then 500 responses.

In May 2005, the National Coordinator released the Health Information Technology

Leadership Panel Report, prepared by the Lewin Group, which highlighted findings from a small group of Fortune 100 CEOs who convened to discuss issues related to health IT. This report called for the government to be a coordinator of the nation’s health IT efforts.

Key HHS Goals and Actions for Health IT

Key HHS goals for health IT are:

Developing prototypes for and evaluating a process to unify and harmonize industry-wide health IT standards;

Developing prototypes for and evaluating a certification process for EHRs and the infrastructure through which EHRs interoperate to assure consistency with standards;

Assessing and developing solutions to address variations in state laws and business privacy and security policies; and

Developing prototypes for and evaluating an Internet-based architecture for nationwide health information exchange.

In implementing these goals, HHS will issue a series of government contracts that will help advance health IT adoption. These contracts have strategic interdependencies, and each requires the contractor to collaborate with the other contractors.

     i - 1

Summary of Health IT Contracts:

Standards

Harmonization of standards is fundamental to the success of widespread interoperability.

Today, we have many standards for information exchange, clinical vocabulary and coding, but we have not harmonized them. These variations may hinder interoperability and the widespread adoption of health IT. There are also gaps in standards.

HHS is issuing a Request for Proposal (RFP) for a contractor to develop, prototype,

and evaluate a harmonization process for achieving a widely accepted and useful set of standards. These standards would be designed to enable and support widespread interoperability among health care software applications, particularly EHRs.

The contractor will be required to identify, analyze, and resolve gaps and duplications within the standards industry, and propose resolution strategies and timelines.

Certification

There are more then 200 EHR products on the market today, but there are no criteria to evaluate product functionality and interoperability. The variability and lack of criteria limit physicians’ and hospitals’ ability to make informed buying decisions.

Agreement on product capabilities and compatibilities would reduce the risk of IT investment by healthcare providers.

HHS is issuing a RFP for a contractor to develop criteria that addresses EHR functionality and will include ambulatory and inpatient features, decision support features, and performance reporting. The criteria will also include interoperability,

security, and reliability features. Interoperability features will be based on the NHIN prototypes in one of the other HHS contracts.

Prototypes for a NHIN Architecture

Today there is no consensus regarding how to utilize the currently available Internet infrastructure to support interoperable health information exchange. As a result,

information is often fragmented and incomplete at the point of care.

The responses to the November RFI on the development and adoption of a NHIN provided important ideas for how to achieve widespread interoperability of health information. According to the responses, a fully functional, Internet-based NHIN could provide the framework for authorized, secure, timely, and accurate exchanges of health information among patients, clinicians, and other providers and authorized entities.

HHS is issuing an RFP to develop and evaluate prototypes for an Internet-based

NHIN architecture that would maximize the use of existing resources such as the

Internet to achieve widespread interoperability among health care software applications, particularly EHRs.

     i - 2

A key objective of the contract is to spur technical innovation for nationwide sharing of health information in patient-care and public-health settings.

The contract calls for the development of designs and architectures that specify the construction, models of operation, enhancement and maintenance, and live demonstrations of the Internet-based NHIN prototype.

The contractor must demonstrate interoperable health information exchange in real-

world health care environments maximizing the use of existing infrastructure.

Privacy and Security Solutions for Health Information Exchange

Workable privacy and security approaches and business practices are critical for comprehensive health information exchange. Today, providers implement required security and privacy business policies in a variety of ways tailored to individual organizations (e.g., Hospital A uses a password and Hospital B down the street uses a biometric fingerprint for security). These variations in policies present challenges to widespread electronic health information exchange.

Currently, many states are experimenting with solutions to these privacy variations through health information exchanges. These projects and demonstrations are implementing collaborative rules for health information exchange. Currently, 23 states have legislative or gubernatorial support for health information exchange efforts; 43 states have health IT projects that have received Federal funding through

Agency for Healthcare Research and Quality (AHRQ) or Health Resources and

Services Administration (HRSA) grants; and 28 states have private-sector-led collaborations underway.

Variations in how participating organizations implement policies for privacy and security of health information present challenges to these state efforts to create successful health information exchanges.

HHS is issuing an RFP to assess and develop solutions to address state and business privacy and security practices that may pose challenges to interoperable health information exchange.

The contractor will work in direct collaboration with states or territories (or their designated entities) to engage public and private sector health care stakeholders involved in interoperable health information exchange.

The contactor will develop and execute a plan to assess and analyze the impact of business policies and state laws on security and privacy practices, and develop solutions. Subcontracting directly with up to 40 state or territorial governments (or designated entities) is encouraged in order to complete the tasks within the prescribed timeframe.

This analysis will identify and document best practices, lessons learned, and solutions to address variations in privacy and security policies.

The contractor will ensure statewide or regional workshops are convened to finalize and reach consensus on the assessment of potential solutions. The contractor will hold one or more national meetings to synthesize findings to help develop the NHIN prototype and inform Fed2eral, state, and local policy.

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Exhibit II

THE JOURNAL REPORT: TECHNOLOGY

Office Technology

Software for Symptoms

Diagnostic software hasn't caught on yet among doctors. But that may be starting to change.

By JEANETTE BORZO

Special to THE WALL STREET JOURNAL

May 23, 2005; Page R10

To the several doctors who examined three-year-old Isabel Maude in 1999, her malady at first seemed to be a routine case of chicken pox. But the fever wouldn't drop, her skin had developed a bluish discoloring and she complained of increasing pain.

Eventually rushed to the emergency room, the toddler spent two months in the hospital -- half that time in intensive care -- suffering from multiple organ failure and cardiac arrest brought on by toxic shock syndrome and necrotizing fasciitis (sometimes called the "flesh eating" disease).

Isabel's brush with death was a life-changing experience for her father, Jason Maude. He eventually left his career as an insurance company's investment manager in London to become one of the founders of a venture that makes software designed to help physicians make diagnoses. Mr. Maude believes that "diagnostic-decision support software," which aims to reduce misdiagnoses by presenting physicians with a full array of possible conditions, might have made all the difference for his daughter.

"We all know computers are better at remembering things than we are," he says.

A New Prescription

Perhaps, but for the most part, such DDS programs haven't been what the doctor ordered. Many physicians consider such programs too time-consuming or cumbersome, or not helpful enough to be worth the investment. Proponents of the software say the problem is also with the doctors themselves: Physicians, they say, prefer to rely on their own experience and training, and are reluctant to use computers in making judgments.

"DDS has remarkably little market share or presence," says Thomas Handler, a physician and research director at Gartner Inc., a technology consulting firm based in Stamford, Conn. Many agree with his assessment that such programs simply haven't proved to be more adept at diagnosis than physicians are on their own. Medicine, Dr. Handler says, "is really an art."

The result is that while estimates vary, the consensus is that no more than 2% of doctors in the U.S. use diagnostic-support software.

But advocates of the software believe that, at last, its time is coming. The current generation of diagnostic tools is more powerful. Many doctors, meanwhile, are becoming more comfortable.

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with computer technology in their practices, with the growing use of electronic medical records and computerized ordering of drugs and medical tests.

At the same time, pressure is building from regulators, insurers and patients for more-efficient health care, and getting diagnoses right quickly is one way to cut the cost and improve the quality of treatment. "Medicine is looking for answers" just as everyone else is, says Charles Burger, an internist in Bangor, Maine, who has used diagnostic-support software for years. "At some point in time, a system like this is going to be in universal use."

Life, Death and Discomfort

Missed diagnoses don't always involve emergency rooms and life-or-death situations. A family doctor, for instance, might misread a chronic condition. Consider the intestinal disease called celiac sprue. If it goes undiagnosed, this disease can lead to malnutrition, osteoporosis and increased risk of some kinds of cancer, besides persistent discomfort.

But while it is estimated to affect more than two million people in the U.S. and Canada, it is often misdiagnosed because symptoms vary widely from patient to patient, according to the Canadian Celiac Association.

"Any of the statistics you want to look at tell us that we are doing a lousy job" in general of quickly making correct diagnoses, says Dr. Burger. Diagnostic-support software can be a big help in sorting through the myriad possible causes of a patient's symptoms, he says. "Are the tools perfect?" says Dr. Burger. "No, but they are getting better all the time."

Most of today's DDS programs work in a similar fashion: The physician enters basic data about the patient, such as age and sex, along with the patient's symptoms. The program then lists various diseases and conditions to consider, sometimes ranking them by likelihood or organizing them by medical category -- gastroenterology, cardiology, oncology, etc. The systems also enable doctors to look up background material, such as articles from medical journals with the latest disease research.

These programs often suggest maladies that aren't always obvious even to experienced physicians. Consider the case of a 10-year-old boy who came to an emergency room after suffering from nausea and dizziness for two weeks. Harold Cross of Beaufort, S.C., the attending emergency-room physician, says the case was puzzling because the boy had a good appetite, no abdominal pain and only one headache over the two-week period. Dr. Cross found no other physical or neurological problems.

To aid in the diagnosis, Dr. Cross turned to software from Problem-Knowledge Coupler Corp., based in Burlington, Vt. A common thread emerged among the possible causes the program suggested for each of the boy's symptoms: trouble in the back portion of the brain. Dr. Cross ordered an MRI scan, which revealed a tumor in the back of the boy's brain. "My personal knowledge of the literature and physical findings would not have prompted me to suspect a brain tumor," Dr. Cross says. The tumor was removed two days later.

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A study published in the February 2005 issue of Casebook, a journal published by the United Kingdom's Medical Protection Society, tested the diagnostic software called Isabel -- Mr. Maude's project -- against 88 cases where doctors had missed the correct diagnosis or had made a delayed diagnosis.

It found that the choices offered by the software included the correct diagnosis for 69% of those cases. (The software is sold by Isabel Healthcare Ltd. and Isabel Healthcare Inc., the two commercial subsidiaries of the U.K.-based Isabel Medical Charity.)

So why hasn't diagnostic software found more of a market? Some doctors say it takes too much time to enter extensive patient data into some systems. "If your HMO allows you 10 and a half minutes to see a patient, how are you going to do this?" asks David Goldmann, a physician who serves as vice president and editor in chief of the Physicians' Information and Education Resource, a guide to clinical care published by the American College of Physicians in Philadelphia.

MEDICAL SCREENING: A look at Massachusetts General Hospital's DXplain software

Others worry about the potential for mistakes whenever computers are involved in medicine. For example, the March 9 issue of the Journal of the American Medical Association is filled with articles about errors in the computerized ordering of drugs and medical tests by physicians. Isabel Healthcare seeks to soothe such concerns by calling its program "diagnosis reminder" software -- to emphasize that diagnostic software leaves the final decision up to the doctor.

There are financial considerations as well. A doctor pays $750 a year to subscribe to Isabel, for example, while a hospital pays $180 per bed. But the majority of the roughly 700,000 practicing physicians in the U.S. are self-employed.

"These are small-business people," says David C. Kibbe, a doctor who is the health information-technology director for the American Academy of Family Physicians in Leawood, Kan. "They've got to pay the bills" like any other small business, he says. "Margins [in family practice] are very narrow to begin with," leaving scant room for discretionary spending on information-technology systems.

"The cost-benefit ratio has not been there for doctors," says Kirk Loevner, chief executive officer at Epocrates Inc., a San Mateo, Calif., company that makes so-called clinical-decision support software, which also helps doctors research symptoms and diseases but doesn't analyze multiple symptoms like DDS programs do.

Still, there are signs that these diagnostic systems may gradually gain a wider following. The increased use of personal digital assistants, or PDAs, and other handheld computers by doctors could boost the market for diagnostic software. More than half of U.S. doctors use one of these devices regularly, according to a study by the American Medical Association and Forrester Research Inc. of Cambridge, Mass.

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And some DDS programs, including Isabel, can be used on PDAs as well as desktops. Doctors may be more favorably inclined toward these programs if they don't have to be tied to their desks to use the software. Meanwhile, some makers of diagnostic programs are trying to address doctors' financial concerns. The home page for Isabel Healthcare, for example, has an "ROI calculator" that doctors can click on to consider the potential return on an investment in Isabel -- including the possibility of avoiding malpractice cases.

The growing adoption of electronic medical records also presents an opportunity for makers of diagnostic software. The DXplain software developed by Massachusetts General Hospital in Boston can be linked to electronic medical records, automatically prompting doctors, for example, about potential causes for abnormal results in a patient's latest lab tests.

"Diagnostic support systems will be more widely used when we can link [more of] them" with electronic medical records, says Octo Barnett, a professor of medicine at the Harvard Medical School and senior scientific director of the Laboratory of Computer Science at Massachusetts General.

Also, Dr. Barnett suggests, as the profession becomes more accustomed to using other forms of health-care information technology, like electronic medical records and computerized ordering of medications and tests, some of the resistance to diagnostic software will fade.

Meanwhile, diagnostic-support programs have benefited from greater input from doctors in their development, as well as from the latest advances in software. The Isabel diagnostic tool, for instance, uses powerful software from U.K.-based Autonomy Corp. to analyze the vast amount of medical information that provides the basis for diagnoses of multiple symptoms. Isabel's use of Autonomy's pattern-recognition technology is a key reason why the program is able to find the most likely matches between symptoms and diseases, says a recent report by Forrester.

"Hopefully, someday these systems won't be a burden to be borne by the physician community, but a tool to be embraced," says Eric Brown, a vice president at Forrester.

--Ms. Borzo writes about technology and the Internet from California.

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